Mail Stop 0308


      May 5, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Peter Vaisler
Chief Executive Officer and President
Alliance Recovery Corporation
#390 - 1285 N. Telegraph Road
Monroe, MI  48162-3368

Re:	Alliance Recovery Corporation
      Amendment No. 2 to Registration Statement on Form SB-2
      File No. 333-121659
      Filed on April 21, 2005

Dear Mr. Vaisler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

General
1. We note your response to our prior comment 16. Please disclose on the prospectus cover page and in the Plan of Distribution section that Brawley Cathers Limited is a broker-dealer and an "underwriter" within the meaning of the Securities Act of 1933 with respect to the shares that it is offering for resale.
2. In this amended filing, it appears that your registration statement fee table and your Selling Shareholder table are inconsistent. We note that in your fee table, you state that you are registering 6,805,858 shares. However, your Selling Shareholder table states that your shareholders are selling 6,805,658 shares. Please revise or advise. Also, it appears that the second line-entry in this amendment`s fee table, 2,436,502, increases the number of shares you are registering by 182,573 from your original and first amendment to the registration statement. Please tell us why those securities were not in the prior versions of the registration statement. Further, based upon the Selling Shareholder table on page
39 and Footnote 1 of that table, it appears that you have doubled the amount of shares you are registering on behalf of 1451624 Ontario, Inc. by an additional 382,573 shares. If this is correct, please tell us when the sale of the additional securities to 1451624 Ontario, Inc. was completed, providing us with all relevant facts and dates. Otherwise, please revise or advise.
3. In addition, we note two more entries in the registration fee table for 200,000 shares on behalf of Mirador Consulting, Inc. that apparently were not listed on your original or first amendment to the registration statement. Again, please tell us why those securities were not in the prior versions of the registration statement when the sales to Mirador were completed, providing us with all relevant facts and dates.
Outside Front Cover of Prospectus, page 3
4. We note your response to our prior comment 2. You state, "[b]ased on this, the purchasers in this offering may be receiving an illiquid security." Please revise to more clearly indicate that the securities may be illiquid because no market for their shares may develop.

Plan of Operations, page 14
5. We reissue our prior comment 9. You state that as a condition precedent to the interested corporate finance entities participating in your expansion, you must be traded publicly on a recognized stock exchange. Therefore, it is unclear why you have deleted the language referring to the American Stock Exchange, the Nasdaq Small Cap, and being traded on a recognized exchange in this section.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact David DiGiacomo, Staff Accountant, at (202) 551-3319, or George Oshiek, Accounting Branch Chief, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at
(202) 551-3214, or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard I. Anslow, Esq.
      Anslow & Jaclin, LLP
	Via Fax: (732) 577-1188
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Alliance Recovery Corporation
May 5, 2005
Page 1